# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Camp4 Therapeutics Corporation, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0001678203
Persons authorized to receive notices and communications: Lauren Crockett, Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts (MA), 02210, (781) 290-0770

## Reporting persons
- Polaris Management Co. VII, L.L.C. (CIK 0001678203): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,023,161; sole dispositive power 0; shared dispositive power 3,023,161; aggregate amount beneficially owned 3,023,161 (6.4% of the class)
  Comment: Consists of (i) 2,825,500 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D (as defined below)) held of record by PP VII (as defined in Item 2(a) of the Original Schedule 13D) and (ii) 197,661 shares of Common Stock held of record by PEF VII (as defined in Item 2(a) of the Original Schedule 13D). PMC VII (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members (as defined in Item 2(a) of the Original Schedule 13D), including Mr. Nashat (as defined in Item 2(a) of the Original Schedule 13D) who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter-ended June 30, 2025, filed with the Securities and Exchange Commission (the "Commission") on August 14, 2025 (the "Form 10-Q") plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in a private placement (the "Private Placement"), as reported by the Issuer in its Current Report on Form 8-K, filed with the Commission on September 10, 2025 (the "Form 8-K").
- Polaris Partners VII, L.P. (CIK 0001611189): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,825,500; sole dispositive power 0; shared dispositive power 2,825,500; aggregate amount beneficially owned 2,825,500 (6% of the class)
  Comment: All shares of Common Stock are held of record by PP VII. PMC VII is the general partner of PP VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Entrepreneurs' Fund VII, L.P. (CIK 0001615991): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 197,661; sole dispositive power 0; shared dispositive power 197,661; aggregate amount beneficially owned 197,661 (0.4% of the class)
  Comment: All shares of Common Stock are held of record by PEF VII. PMC VII is the general partner of PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Partners GP X, L.L.C. (CIK 0001910575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.9% of the class)
  Comment: Consists of 909,090 shares of Common Stock held of record by PP X (as defined in Item 2(a) of the Original Schedule 13D). PPGP X (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of PP X and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of Ms. Schulman and Mr. Chee (both as defined in Item 2(a) of the Original Schedule 13D) are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, holds an interest in PPGP X. Each of the PPGP X Managing Members (as defined in Item 2(a) of the Original Schedule 13D) and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Polaris Partners X, L.P. (CIK 0001910577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.9% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Amir Nashat (CIK 0001575843): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,932,251; sole dispositive power 0; shared dispositive power 3,932,251; aggregate amount beneficially owned 3,932,251 (8.4% of the class)
  Comment: Consists of (i) 2,825,500 shares of Common Stock held of record by PP VII, (ii) 197,661 shares of Common Stock held of record by PEF VII, and (iii) 909,090 shares of Common Stock held of record by PP X. PMC VII is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Brian Chee (CIK 0001295675): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.9% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.
- Amy Schulman (CIK 0001438226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.9% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 46,878,487 shares of Common Stock, which consists of (i) 20,161,073 shares of Common Stock outstanding as of August 5, 2025, as set forth in the Form 10-Q plus (ii) 26,717,414 shares of Common Stock sold by the Issuer in the Private Placement, as set forth in the Form 8-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Camp4 Therapeutics Corporation
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on October 22, 2024 (the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schdule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Solely on behalf of, and only to the extent that it relates to, the Reporting Persons, Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have previously reserved the right and continue to reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On September 11, 2025, PP VII purchased 1,221,721 shares of Common Stock in connection with the Private Placement for $1.53 per share for an aggregate purchase amount of $1,869,233.13.

On September 11, 2025, PEF VII purchased 85,468 shares of Common Stock in connection with the Private Placement for $1.53 per share for an aggregate purchase amount of $130,766.04.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 9, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with PP VII, PEF VII and certain other investors (each, an "Investor" and collectively, the "Investors"), pursuant to which the Issuer agreed to sell to the Investors, in up to two closings in the Private Placement.

The initial closing of the Private Placement is anticipated to occur on or about September 11, 2025 (the "Initial Closing"), subject to customary closing conditions. At the Initial Closing, the Issuer has agreed to issue and sell 26,681,053 shares of Common Stock, at an offering price of $1.53 per share (the "Share Price") and, in lieu of Common Stock to certain Investors, pre-funded warrants to purchase 6,003,758 shares of Common Stock (the "Warrant Shares" and, together with the Common Stock, the "Securities") at an offering price of $1.5299 per pre-funded warrant (the "Pre-Funded Warrant Price"). At the Initial Closing, the Issuer will issue and sell to certain members of management, including the Issuer's CEO Josh Mandel-Brehm, the Issuer's CFO Kelly Gold, the Issuer's CMO Yuri Maricich, and the Issuer's co-founders Richard Young, who also serves as a director on the Issuer's Board of Directors (the "Board") and Leonard Zon, who serves as a Board observer, an additional 36,361 shares of Common Stock at a purchase price of $1.65 per share, for gross proceeds to the Issuer of approximately $50.1 million, before deducting placement agent fees and other expenses.

Pursuant to the Purchase Agreement, subject to the occurrence of the Second Closing Trigger (defined below), the Investors have agreed to purchase at a closing (the "Second Closing") up to 32,721,172 shares of Common Stock or pre-funded warrants in lieu thereof at a purchase price per share and pre-funded warrant equal to the Share Price and the Pre-Funded Warrant Price, respectively, and members of management have agreed to an additional 39,306 shares of Common Stock at a purchase price of $1.65 per share, for gross proceeds to the Issuer of up to approximately $50.1 million. The Second Closing Trigger shall occur upon (i) the achievement of the first acceptance or clearance by a drug regulatory agency of a clinical trial application or similar filing submitted by the Issuer to commence a clinical trial in human subjects involving the administration of the Issuer's development candidate for the treatment of SYNGAP1-related disorders, or the time at which the Issuer is otherwise authorized under applicable law in such country or jurisdiction to commence such clinical trial (the "CTA Milestone"), and (ii) either (a) the achievement of a volume weighted average price per share of equal to or greater than $7.50 (subject to appropriate, proportional adjustment for any stock splits or combinations of the Common Stock occurring after the date of the Purchase Agreement) measured during any 10 consecutive trading days during the 30 trading days following the date of the Issuer's first announcement via a press release or Current Report on Form 8-K of the occurrence of the CTA Milestone (such period the "Measurement Period" and such price threshold requirement, the "Price Threshold") or (b) the Issuer's receipt of a written notice signed by the Investors holding a majority of the Securities outstanding from time to time and delivered to the Issuer during the Measurement Period that waives the Price Threshold for purposes of the Second Closing (the achievement or occurrence of (i) and (ii) are collectively, the "Second Closing Trigger"). In the event the Milestone Closing Trigger occurs as a result of a Price Threshold Waiver, only the waiving Investors will be obligated to purchase shares of Common Stock or pre-funded warrants at the Second Closing. The terms and conditions of the Private Placement are described in the Purchase Agreement, and the above summary is qualified by reference to such description and the full text of the Purchase Agreement, which is filed as Exhibit 7 to this Amendment and incorporated herein by reference.

In connection with the Private Placement, the Investors entered into a Registration Rights Agreement, dated September 9, 2025, with the Issuer (the "Rights Agreement"). Pursuant to and subject to the terms of the Rights Agreement, the Issuer agreed to prepare and file to register for reseale the shares of Common Stock and the Warrant Shares underlying the pre-funded warrants issued pursuant to the Purchase Agreement. The terms and provisions of the Rights Agreement are described more fully in the Rights Agreement, and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 8 to this Amendment and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7: Securities Purchase Agreement, dated September 9, 2025 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed with the Commission on September 10, 2025 (SEC File No. 001-42365) and incorporated herein by reference).

Exhibit 8: Registration Rights Agreement, dated September 9, 2025 (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed with the Commission on September 10, 2025 (SEC File No. 001-42365) and incorporated herein by reference).

## Signatures
- Polaris Management Co. VII, L.L.C.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact (09/11/2025)
- Polaris Partners VII, L.P.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact for Polaris Management Co. VII, L.L.C. the general partner of Polaris Partners VII, L.P. (09/11/2025)
- Polaris Entrepreneurs' Fund VII, L.P.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact for Polaris Management Co. VII, L.L.C. the general partner of Polaris Entrepreneurs' Fund VII, L.P. (09/11/2025)
- Polaris Partners GP X, L.L.C.: /s/ Lauren Crockett, Lauren Crockett, General Counsel (09/11/2025)
- Polaris Partners X, L.P.: /s/ Lauren Crockett, Lauren Crockett, General Counsel of Polaris Partners GP X, L.L.C. general partner of Polaris Partners X, L.P. (09/11/2025)
- Amir Nashat: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (09/11/2025)
- Brian Chee: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (09/11/2025)
- Amy Schulman: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (09/11/2025)
Comment: This Amendment was executed with respect to each of Amir Nashat, Brian Chee, and Amy Schulman pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.